                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                              SCHEDULE 14D-1
                          TENDER OFFER STATEMENT
                            (AMENDMENT NO. 1)
                               PURSUANT TO
          SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ALLIED GROUP, INC.
                         (NAME OF SUBJECT COMPANY)

                  NATIONWIDE GROUP ACQUISITION CORPORATION
                    NATIONWIDE MUTUAL INSURANCE COMPANY
                                (Bidders)

                         COMMON STOCK, NO PAR VALUE
                       (Title of Class of Securities)

                                019220102
                   (CUSIP Number of Class of Securities)

                             W. SIDNEY DRUEN
                 SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                    NATIONWIDE MUTUAL INSURANCE COMPANY
                           ONE NATIONWIDE PLAZA
                           COLUMBUS, OHIO 43215
                         TELEPHONE: (614) 249-7111
       (Name, Address and Telephone Number of Person Authorized to
         Receive Notices and Communications on Behalf of Bidders)

                               WITH A COPY TO:
                             ERIC M. FOGEL, ESQ.
                           HAROLD W. NATIONS, ESQ.
                                HOLLEB & COFF
                       55 E. MONROE STREET, SUITE 4100
                           CHICAGO, ILLINOIS 60603
                          TELEPHONE: (312) 807-4600

        This Statement amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1") filed with the Securities and Exchange Commission on May 19, 1998 by Nationwide Group Acquisition Corporation, an Ohio corporation and a wholly owned subsidiary of Nationwide Mutual Insurance Company, an Ohio mutual insurance company, to purchase all outstanding shares of common stock, no par value (the "Common Shares"), of Allied Group, Inc., an Iowa corporation, at a price of $47.00 per Common Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 19, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and the Schedule 14D-1.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

         The date on which Mr. McFerson telephoned Mr. Evans to express
Parent's renewed interest in exploring the possibility of a transaction between Parent and Allied was May 4, 1998, not May 1, 1998. See Offer to Purchase,
Section 11 - "Background of the Offer; Contacts with the Company," p. 17. All of the other information set forth under "Background of the Offer; Contacts with the Company" in the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         On May 15, 1998, the wife of C. Ray Noecker, a director of Nationwide Mutual Insurance Company, purchased for the benefit of their daughter 100 shares of Allied Group, Inc. common stock at a price of $27.625 per share, through a joint account of the Noeckers. On May 26, 1998, all such shares were sold at a price of $41.50 per share. The transactions were effected through a brokerage firm.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(22)  Text of Des Moines TV Spot Ad.

(a)(23)  Text of commercial: "Pass It On."

(a)(24) Letter to Allied Group, Inc. from Nationwide Mutual Insurance Company and Nationwide Group Acquisition Corporation giving advance notice of intent to file Proxy Statement and reiterating desire to negotiate a "friendly" merger.

                               SIGNATURE


     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: May 28, 1998

                         NATIONWIDE MUTUAL INSURANCE COMPANY

                         By: /s/ David A. Diamond
                            ----------------------------------------------------
                             Name:    David A. Diamond
                             Title:   Vice President - Enterprise Controller

                         NATIONWIDE GROUP ACQUISITION CORPORATION

                         By: /s/ Mark B. Koogler
                            ----------------------------------------------------
                             Name:    Mark B. Koogler
                             Title:   Vice President - Associate General Counsel